Exhibit 99.11

CONSENT OF DANIEL WEBER

March 31, 2023

VIA EDGAR

United States Securities and Exchange Commission

Re:	Lithium Americas Corp. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2022 (the “Form 40-F)

I, Daniel Weber, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (“the Technical Report”):

•
Technical Report titled “Updated Feasibility Study and Reserve Estimation to Support 40,000 TPA Lithium Carbonate Production at Cauchari-Olaroz Salars, Jujuy Province, Argentina”, dated September 30, 2020 and to references to the Technical Report, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the Form 40-F. This consent extends to any amendments to the Form 40-F.

I also hereby consent to the use of my name in connection with reference to my involvement in the preparation of the Technical Report, to references to the Technical Report, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the registration statements (No. 333-238142 and No. 333-227816) on Form S-8 and the registration statement (No. 333-269649) on Form F-10. This consent extends to any amendments to the Form S-8s or Form F-10, including post-effective amendments, and any new Form S-8 registration statement filed by the Company incorporating by reference the Form 40-F.

/s/ Daniel Weber
Daniel Weber